This Issuer Free Writing Prospectus is being filed to correct the interest accrual date in the “Coupon (Interest Rate)” row in the Issuer Free Writing Prospectus that was filed by Hormel Foods Corporation on March 5, 2024. The only change was to correct that interest accrual date. The correct accrual date is March 8, 2024. The below information is otherwise unchanged.

HORMEL FOODS CORPORATION

Pricing Term Sheet

Filed Pursuant to Rule 433
Registration Statement Number 333-268693
March 6, 2024

HORMEL FOODS CORPORATION

$500,000,000 4.800% Notes due 2027 (the “Notes”)

Pricing Term Sheet

Issuer:	Hormel Foods Corporation
Security:	$500,000,000 4.800% Notes due 2027
Security Type:	SEC Registered
Expected Ratings[1]:	A1 (Negative Outlook, Moody’s) / A- (Stable Outlook, S&P)
Trade Date:	March 5, 2024
Settlement Date*:	March 8, 2024 (T+3)
Aggregate Principal Amount:	$500,000,000
Stated Maturity:	March 30, 2027
Coupon (Interest Rate):	4.800% per annum, accruing from March 8, 2024 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates:	March 30 and September 30, commencing September 30, 2024
Benchmark Treasury:	4.125% due February 15, 2027
Benchmark Treasury Price / Yield:	99-13 ¾ / 4.333%
Spread to Benchmark Treasury:	50 basis points
Yield to Maturity:	4.833%

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Price to Public:	99.903% of principal amount
Underwriting Discount:	0.350% of principal amount
Optional Redemption:

On or after the Par Call Date for the Notes, the Issuer may redeem the Notes in whole at any time or in part from time to time at a redemption price equal to 100% of the principal amount of the Notes to be redeemed.

The Par Call Date is February 28, 2027 (one month prior to the maturity date of the Notes).

At any time prior to the Par Call Date, the Issuer may, at its option, redeem the Notes in whole at any time or in part from time to time at the redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the Notes matured on the Par Call Date (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Prospectus Supplement), plus 10 basis points.

CUSIP / ISIN:	440452AK6 / US440452AK64
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	Siebert Williams Shank & Co., LLC Barclays Capital Inc. PNC Capital Markets LLC

*It is expected that delivery of the Notes will be made against payment thereof on or about March 8, 2024, which will be the third business day following the date of the pricing of the Notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day preceding the delivery of the offered Notes will be required, by virtue of the fact that the Notes will initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533, U.S. Bancorp Investments, Inc. at 1-877-558-2607 or Wells Fargo Securities, LLC at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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